Exhibit 99.1

XIAMEN, China, April 29, 2025 /PRNewswire/ -- Hitek Global Inc. (Nasdaq: HKIT) (the "Company"), a China-based information technology consulting and solutions service provider, today announced its financial results for the fiscal year ended December 31, 2024.

Ms. Xiaoyang Huang, Chief Executive Officer and Director of Hitek Global Inc. commented, “Fiscal year 2024 was a year of strategic transition for our company. While we are affected by changes in hardware and tax device sales, we are encouraged by the growth in our CIS software segment following its successful update. As we look ahead, we remain focused on expanding our software and services, driving innovation, and creating long-term value for our customers and shareholders.”

Fiscal Year 2024 Financial Results

Revenue

Total revenue was approximately $2.9 million in fiscal year 2024, as compared to approximately $4.6 million in fiscal year 2023, primarily due to the decrease in hardware sales to large customers and decrease in tax devices and services sales, partially offset by an increase in CIS software sales.

●	Revenue generated from hardware sales was approximately $1.7 million in fiscal year 2024, as compared to approximately $2.4 million in fiscal year 2023. The decrease was due mainly to the decrease in sales to large customers, for these large customers reduced their procurement and the decrease in our customers’ demands affected by the sluggish economic environment.

●	Revenue generated from Tax devices and service was approximately $0.4 million in fiscal year 2024, as compared to approximately $1.4 million in fiscal year 2023. The decrease was due mainly to Xiamen tax authorities implemented the use of electronic invoices system to replace the traditional tax control system.

●	Revenue generated from CIS software was approximately $0.8 million in fiscal year 2024, as compared to approximately $0.76 million in fiscal year 2023. The increase was due mainly to launch of updated CIS software since March 2024. And we expect it will keep increase in the future.

Gross Profit and Gross Margin

Gross profit was approximately $1.0 million in fiscal year 2024, a decrease from approximately $1.9 million in fiscal year 2023. Gross margin was 34.6% in fiscal year 2024, compared to 42.1% in fiscal year 2023. The decrease in profit margin was mainly due to the change in revenue mix, with fewer revenues being generated in 2024 from tax devices and services sales.

Operating Expenses

Operating expenses were approximately $2.8 million in fiscal year 2024, an increase from approximately $1.8 million in fiscal year 2023.

●	Selling expenses were $1,716 in fiscal year 2024, an increase by 164.8% from $648 in fiscal year 2023. The increase in selling expense was mainly attributable to the increase in one-off program marketing and promotion expense.

●	General and administrative expenses increased by 51.3% or $931,782 to $2,751,313 for the year ended December 31, 2024 from $1,819,531 in 2023. The increase was mainly due to (1) the increase of professional service fee of $373,531 resulting from financing from private placement and public offering in 2024, (2) the increase of $362,972 in credit losses primarily resulted from a termination of software development project in 2024; and (3) the increase of $138,972 in donation to a third party.

Other Income

Other income was $890,201 and $1,493,465 for years ended December 31, 2024 and 2023, respectively. The decrease was primarily due to the decrease of $569,298 in government subsidy income and the recognition of a one-time deregistration cost of $104,127 related to the deregistration of Huoerguosi Hengda Information Technology Co., Ltd, which was a wholly owned subsidiary of HiTek in PRC, to reduce its related operating cost.

Net Income

Net loss was $896,690 for the year ended December 31, 2024, a decrease of $1,944,331 from net income of $1,047,641 for 2023.

Balance Sheet

As of December 31, 2024, the Company had cash of $7.2 million, compared to $9.3 million as of December 31, 2023.

Cash Flow

Net cash used in operating activities was $688,538 for the year ended December 31, 2024. This was an increase of $626,626 compared to net cash used in operating activities of $61,912 in 2023.

Net cash used in investing activities was $9,560,796 for the year ended December 31, 2024. This was an increase of $2,614,241 compared to net cash used in investing activities of $6,946,555 in 2023.

Net cash provided by financing activities was $8,200,000 for the year ended December 31, 2024. This was a decrease of $6,942,902 compared to net cash used in financing activities of $15,142,902 in 2023.

About Hitek Global Inc.

Hitek Global Inc., headquartered in Xiamen, China, is an IT consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of this annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.For more information, visit the Company's website at http://ir.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For Investor and Media Inquiries Please Contact:

Tianyu Xia
Phone: +86 18519770823
Email: xiaty@xmhitek.com

The following tables summarize our results of operations for the periods indicated:

HITEK GLOBAL INC. AND SUBSIDIARIES

	Years Ended December 31,
	2024	2023
Assets
Current assets
Cash	$7,236,798	$9,311,537
Short-term investments	22,932,540	8,837,445
Accounts receivable, net	1,385,761	2,118,738
Advances to suppliers, net	11,315	338,166
Inventories, net	154,471	219,505
Loans receivable	958,996	3,608,289
Prepaid expenses and other current assets	1,506,297	352,919
Total current assets	34,186,178	24,786,599

Non-current assets
Non-current accounts receivable	2,227,089	4,597,214
Non-current advance to a third party	-	410,509
Non-current loan receivable	4,383,982	4,227,079
Property, equipment and software, net	744,941	403,330
Operating lease right-of-use assets	-	3,309
Long-term investments	-	1,000,000
Total non-current assets	7,356,012	10,641,441
Total Assets	$41,542,190	$35,428,040

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$255,950	$532,130
Advances from customers	11,034	4,616
Loan payable	479,498	493,159
Deferred revenue	55,720	166,760
Taxes payable	1,680,476	1,917,647
Accrued expenses and other current liabilities	130,691	255,131
Operating lease liabilities	-	3,309
Total current liabilities	2,613,369	3,372,752

Non-current Liabilities
Loan payable, non-current	2,054,992	2,113,539
Deferred income tax liabilities, non-current	1,598,909	1,604,163
Total non-current liabilities	3,653,901	3,717,702
Total Liabilities	6,267,270	7,090,454

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares issued and outstanding as of December 31, 2023.	-	1,439
Class A Ordinary Shares, US$0.0001 par value; 431,808,000 shares authorized, 21,107,364 shares issued and outstanding as of December 31, 2024.	2,111	-
Class B Ordinary Shares, US$0.0001 par value; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2024.	819	-
Additional paid-in capital	24,920,060	16,721,551
Statutory reserve	836,215	836,215
Retained earnings	10,491,058	11,387,748
Accumulated other comprehensive loss	(975,343)	(609,367)
Total Shareholders’ Equity	35,274,920	28,337,586

Total Liabilities and Shareholders’ Equity	$41,542,190	$35,428,040

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2024	2023	2022
Revenues	$2,904,950	$4,563,731	$6,428,608
Cost of revenues	(1,899,065)	(2,642,491)	(2,891,565)
Gross profit	1,005,885	1,921,240	3,537,043

Operating expenses:
General and administrative	2,751,313	1,819,531	1,472,648
Selling	1,716	648	437,185
Total operating expenses	2,753,029	1,820,179	1,909,833

Operating (loss) income	(1,747,144)	101,061	1,627,210

Other income (expense)
Government subsidies	-	569,928	9,838
Net investment gain (loss)	336,241	330,552	(19,363)
Interest income	921,228	911,875	545,555
Interest expense	(313,937)	(313,861)	(285,353)
Deregistration cost	(104,127)	-	-
Other income (expense), net	50,796	(5,029)	(8,924)
Total other income, net	890,201	1,493,465	241,753

(Loss) income before provision for income taxes	(856,943)	1,594,526	1,868,963
Income tax expense	39,747	546,885	453,218

Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Comprehensive (loss) income
Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Foreign currency translation loss	(365,976)	(330,116)	(1,015,447)

Comprehensive (loss) income	$(1,262,666)	$717,525	$400,298
(Loss) earnings per ordinary share
– Basic and diluted	$(0.04)	$0.08	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted	20,603,614	13,257,469	10,987,679

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	259,554	50,662	21,881
Amortization of right-of-use assets	-	3,167	-
Loss on disposal of property, plant and equipment	-	1,413	-
Accrued interest income from loans, net	(225,665)	(102,418)	(21,699)
Net investment (gain) loss	(58,130)	(208,626)	19,363
Provision for (reversal of) expected credit losses of receivables and advances to suppliers	366,736	(2,325)	(6,442)
Provision for obsolete inventories	-	5,559	2,217
Deferred income tax	39,747	339,332	177,029
Changes in operating assets and liabilities:
Short-term investments – trading securities	(2,612,671)	(1,696,545)	2,418,675
Accounts receivable	2,990,258	567,480	(2,490,725)
Accounts receivable – related party	-	390,197	499,933
Advances to suppliers	(8,175)	472,219	560,352
Deferred offering cost	-	(130,134)	60,000
Inventories	59,802	194,872	(57,899)
Prepaid expenses and other current assets	65,672	(13,028)	89,583
Accounts payable	(265,203)	(146,642)	225,198
Advances from customers	6,640	4,632	-
Deferred revenue	(9,389)	(787,062)	261,856
Taxes payable	(281,961)	291,578	488,419
Operating lease liabilities	-	(3,167)	-
Due to related parties	-	(584)	(3,320)
Accrued expenses and other current liabilities	(119,063)	(340,133)	163,884
Net cash (used in) provided by operating activities	(688,538)	(61,912)	3,824,050

Cash flows from investing activities
Advance payment for software development	(290,488)	(339,309)	(117,617)
Loans to third parties	(2,899,088)	(11,260,542)	(5,498,997)
Repayment from third-party loans	5,338,780	8,830,933	199,463
Prepayment for office renovation	-	(150,156)	-
Purchases of property and equipment	-	(186,499)	-
Purchases of held-to-maturity investments	(18,200,000)	(11,000,000)	(1,932,080)
Redemption of held-to-maturity investments	7,500,000	7,159,018	-
Deposit for acquisition	(1,010,000)	-	-
Net cash used in investing activities	(9,560,796)	(6,946,555)	(7,349,231)

Cash flows from financing activities:
Borrowing from third parties	-	-	2,749,498
Proceeds from issuance of ordinary shares	8,200,000	15,142,902	-
Net cash provided by financing activities	8,200,000	15,142,902	2,749,498

Effect of exchange rate changes on cash	(25,405)	(26,058)	(112,465)
Net (decrease) increase in cash	(2,074,739)	8,108,377	(888,148)
Cash at beginning of the year	9,311,537	1,203,160	2,091,308
Cash at end of the year	$7,236,798	$9,311,537	$1,203,160

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$79,138	$36,504	$45,002
Cash paid for interest	51,420	287,706	263,655

Non-cash transactions:
Deferred offering cost	$-	$1,049,367	$-
Operating right-of-use assets recognized for related operating lease liabilities	$-	$-	$6,820